

September 14, 2012

<u>Via E-mail</u>
Henry T. Cochran
Chief Executive Officer
Sinohub, Inc.
6/F, Building 51, Road 5, Qiongyu Road
Nanshan District, Shenzhen 518057
People's Republic of China

      Re: **Sinohub, Inc.**
               Item 4.01 Form 8-K dated September 6, 2012
               Filed September 12, 2012
               File No. 001-34430

Dear Mr. Cochran:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 16</u>

1.   Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

2.   When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2). In

making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

3.   We note your statement in paragraph 2 of your Form 8-K that there were no disagreements between you and Baker Tilly Hong Kong (BTHK) in the subsequent interim period through the date of BTHK's resignation. However, we also note the items described in paragraph 3 of the Form 8-K. Please refer to the Instruction No. 4 to Item 304 and clarify for us whether the items described in paragraph 3 of the Form 8-K represent disagreements with your prior auditors. Clearly explain your reasons for concluding they are not. Otherwise, revise your conclusion in paragraph 2 accordingly and revise the filing to comply fully with the requirements of Item 304 (b) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Henry T. Cochran
Sinohub, Inc.
September 14, 2012
Page 3

       If you have any questions, please call Dennis Hult, Reviewing Accountant, at 202 551-3618 or me at 202 551-3643. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

                Sincerely,

                /s/ Kevin L. Vaughn

                Kevin L. Vaughn
                Accounting Branch Chief